

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 15, 2023

Sanjay Shukla, M.D., M.S.
President and Chief Executive Officer
aTyr Pharma, Inc.
10240 Sorrento Valley Road, Suite 300
San Diego, CA 92121

> **Re: aTyr Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2023**
> **File No. 333-275455**

Dear Sanjay Shukla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Charles Bair, Esq.